SECU 15027665 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach	VA	23452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush St, Ste 400	Norfolk	VA	23510
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 28 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANGELICA LYNNE SOFIA-RITA OLIVIER
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION NUMBER 7164167

Notary Public

my commission expires January 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2015 and 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ **61,494**	$ 7,231
Investments, at fair value	**253,133**	248,575
Commissions receivable	**87,728**	114,667
Loan receivable - related party	**29,398**	28,851
Prepaid expenses	**26,350**	29,380
Property and equipment, net	**16,791**	25,513
Total assets	$ **474,894**	$ 454,217
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$ **61,827**	$ 78,335
Net deferred income taxes	**14,421**	16,349
Total liabilities	**76,248**	94,684
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding	**15,000**	15,000
Additional paid-in capital	**129,333**	105,000
Retained earnings	**254,313**	239,533
Total stockholders' equity	**398,646**	359,533
Total liabilities and stockholders' equity	$ **474,894**	$ 454,217

See accompanying notes.